UNITES STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                   SCHEDULE TO
                                  (Rule14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.3)
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                              GAMCO INVESTORS, INC.
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                       (Name of Subject Company (Issuer))

                              GAMCO INVESTORS, INC.
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                  (Name of Filing Person (Identifying Status as
                        Offeror, Issuer or Other Person))

                               OPTIONS TO PURCHASE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                        GRANTED PURSUANT TO CERTAIN PLANS
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                         (Title of Class of Securities)

                                    361438104
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                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                              James E. McKee, Esq.
                  Vice President, General Counsel and Secretary
                              GAMCO Investors, Inc.
                    One Corporate Center, Rye, New York 10580
                            Telephone: (914) 921-3700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a Copy to:
                               Richard Prins, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square, New York, New York 10036
                            Telephone: (212) 735-3000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $13,274,092                                  $1,562.36
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-------------------
* Calculated solely for the purpose of determining the amount of the filing fee. This amount assumes that options to purchase 737,625 shares of class A common stock of GAMCO Investors, Inc. will be purchased pursuant to this offer for an aggregate of $13,274,092 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended and Fee Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004 equals $117.70 per million dollars of the value of the transaction.

** The filing fee has been previously paid by GAMCO Investors, Inc., formerly known as Gabelli Asset Management Inc., as described below. A filing fee in the amount of $1,505.67 was previously paid and related to a transaction valuation of $12,792,421. An additional filing fee in the amount of $56.69 was also previously paid by applying a portion of the amount remaining in GAMCO Investors, Inc.'s account to cover the increase in the transaction valuation from $12,792,421 to $13,274,092.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                       Filing Party:
     $1,562.36                                     Gabelli Asset Management Inc.
     ---------                                     -----------------------------

     Form or Registration No.:                     Date Filed:
     SC TO-I                                       August 19, 2005
     -------                                       ---------------

     [ ]  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



     This is a final amendment (the "Final Amendment") to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission (the "SEC") on August 19, 2005, as amended by amendment number 1 filed with the SEC on September 6, 2005, as amended by amendment number 2 filed with the SEC on September 20, 2005, by GAMCO Investors, Inc., formerly known as Gabelli Asset Management Inc., a New York corporation (the "Company"), in connection with its offer to purchase all outstanding options to purchase shares of class A common stock of the Company, granted under the 1999 and 2002 Stock Award and Incentive Plans for an amount in cash by which $45.35 exceeds the exercise price of each tendered option. On August 26, 2005, the Company filed an amendment to its certificate of incorporation changing its name to GAMCO Investors, Inc. The tender offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2005 and filed as Exhibit (a)(1)(A) to the Schedule TO, as supplemented by the Supplement, dated September 20, 2005 and filed as Exhibit (a)(1)(D) to amendment number 2 to the Schedule TO (the "Offer to Purchase") and in the related Amended and Restated Letter of Transmittal, filed as Exhibit (a)(1)(E) to amendment number 2 to the Schedule TO. This Final Amendment's sole purpose is to report the results of the tender offer.


     The information set forth in the Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated in this Final Amendment by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.



ITEM 4.

     The tender offer expired at 5:00 P.M., New York City time, on Tuesday, October 4, 2005. A total of approximately 110 option holders elected to tender options to purchase an aggregate of approximately 522,000 shares of class A common stock and will receive an aggregate of approximately $9,743,515 in cash (less any withholding taxes). The closing stock price of our class A common stock on the NYSE Composite Tape on the expiration date was $45.11 per share. We have already or will promptly send to each option holder who tendered options that have been accepted for cancellation a letter indicating the amount in cash (less any withholding taxes) that they will receive , substantially in the form attached hereto as Exhibit (a)(1)(G), together with the corresponding cash payment.

ITEM 12.

EXHIBIT NUMBER       DESCRIPTION
--------------       -----------

(a) (1) (A)          Offer to Purchase, dated August 19, 2005*

(a) (1) (B)          Letter of Transmittal*

(a) (1) (C)          Letter to Option Holders*

(a) (1) (D)          Supplement to the Offer Purchase, dated September 20, 2005*

(a) (1) (E)          Amended and Restated Letter of Transmittal*

(a) (1) (F)          Email to Option Holders, dated September 20, 2005*

(a) (1) (G)          Letter to Tendered Option Holders

(a) (2)              Not applicable

(a) (3)              Not applicable

(a) (4)              Not applicable

(b)                  Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)*

(d) (2) Gabelli Asset Management Inc. 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)*

(g)                  Not applicable

(h)                  Not applicable


* Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GAMCO INVESTORS, INC.



                                      By: /s/  Michael R. Anastasio Jr.
                                          -------------------------------
                                          Name:  Michael R. Anastasio Jr.
                                          Title: Vice President and Chief
                                                 Financial Officer


Dated: October 5, 2005

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT NUMBER       DESCRIPTION
--------------       -----------

(a) (1) (A)          Offer to Purchase, dated August 19, 2005*

(a) (1) (B)          Letter of Transmittal*

(a) (1) (C)          Letter to Option Holders*

(a) (1) (D)          Supplement to the Offer Purchase, dated September 20, 2005*

(a) (1) (E)          Amended and Restated Letter of Transmittal*

(a) (1) (F)          Email to Option Holders, dated September 20, 2005*

(a) (1) (G)          Letter to Tendered Option Holders

(a) (2)              Not applicable

(a) (3)              Not applicable

(a) (4)              Not applicable

(b)                  Not applicable

(d) (1) Gabelli Asset Management Inc. 1999 Stock Award and Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-51023), filed with the Securities and Exchange Commission on February 10, 1999)*

(d) (2) Gabelli Asset Management Inc. 2002 Stock Award and Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement on Form 14A, dated April 30, 2002, filed with the Securities and Exchange Commission on April 30, 2002)*

(g)                  Not applicable

(h)                  Not applicable


* Previously filed.

                                                               Exhibit (a)(1)(G)

Confirmation of Participation in the Tender Offer

Thank you for participating in GAMCO Investors, Inc.'s tender offer for director and employee stock options.

GAMCO Investors, Inc. has accepted your election to cancel the options you tendered pursuant to the Letter of Transmittal or Amended and Restated Letter of Transmittal you delivered to us. As consideration for the cancellation of your tendered options, you will receive an aggregate of $_____ in cash (less any withholding taxes). A check for the appropriate amount is included with this letter.

If you have any questions regarding the above, please contact Michael R. Anastasio Jr., Vice President and Chief Financial Officer, GAMCO Investors, Inc., One Corporate Center, Rye, New York, 10580, telephone number (914) 921-3700.